RECEIVED
2006 MAR 13 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


06011591

SUPPL

February 21, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

3/13

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

82-34698

Press Release

February 21, 2006

Notice of Annual General Meeting of Shareholders, March 21, 2006

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on March 21, 2006.

Attachment: Notice of Investor's Annual General Meeting 2006.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity investments in North America, Europe and Asia.

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting ("the Meeting") to be held on Tuesday, March 21,2006, at 3:00 p.m. at Cirkus, Djurgårdsslätten 43-45, Stockholm, Sweden. Registration for the Meeting will commence at 1:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Wednesday, March 15, 2006, and

must notify the Company of their intention to attend the Meeting no later than on Wednesday, March 15, 2006, at 1:00 p.m. on the website of Investor AB www.investorab.com, or by calling +46 8 611 29 10, or by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, whereby notification should also be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Wednesday, March 15, 2006. Shareholders are requested to inform their nominees well in advance of this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The power of attorney and certificate of registration may not be issued more than one year before the date of the Annual General Meeting. The original power of attorney and the certificate of registration, where applicable, are to be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, well in advance of the Meeting.

Agenda

1. Election of the Chairman of the Meeting.

2. Drawing up and approval of the voting list.

3. Approval of the agenda.

4. Election of two persons to attest to the accuracy of the minutes.

5. Decision on whether proper notice of the Meeting has been made.

6. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

7. The President's address.

8. Report on the work of the Board of Directors, the Compensation Committee, the Audit Committee and the Finance and Risk Committee.

9. Resolutions regarding adoption of the income statement and the balance sheet for the parent company, as well as of the consolidated income statement and the consolidated balance sheet for the Investor Group.

10. Resolution regarding discharge from liability of the Members of the Board of Directors and the President.

11. Resolution regarding disposition of the Company's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

12. Decisions on the number of Members and Deputy Members of the Board of Directors who shall be appointed by the Meeting.

13. Decisions on the compensation that shall be paid to the Board of Directors and auditors.

14. Election of Chairman of the Board of Directors, other Members and Deputy Members of the Board of Directors.

15. Proposal for decision regarding amendments to the Articles of Association.

16. *Proposals for a resolution on principles for compensation and on other* terms of employment for management and long-term incentive program for management and other employees.

17. Proposal for resolution on purchase and transfer of own shares.

18. Proposal for decision regarding a sale of shares in Novare Human Capital to employees.

19. Proposal for resolution regarding a Nomination Committee.

20. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 11 – Dividend and record date

The Board of Directors and the President propose an ordinary dividend to the shareholders of 3.50 Swedish kronor per share and that Friday, March 24, 2006, shall be the record date for receipt of the dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Wednesday, March 29, 2006.

Item 15 – Changes to the Articles of Association

As a result of a new Companies Act having come into force on 1 January 2006, the Board of Directors proposes that the Articles of Association are changed as generally described below:

§ 4	The aggregate minimum and aggregate maximum number of shares will be specified.
§ 4	Shareholders will have the same preferential right in set-off issues as in the case of cash issues and this preferential right shall also apply where the Company decides to issue warrants or convertibles.
§ 5	The paragraph will be deleted since there will no longer be a specified nominal amount per share.
	As a consequence of the deletion of § 5 the numbering of the following paragraphs will change. The old number will be set out within parentheses.
§ 5 (6)	The provision that the Board Members will be elected for the period up to and including the next Annual General Meeting will be removed since that follows from the Companies Act.
§ 7 (8)	The provision regarding the term of appointment for the auditors is removed. The reason is that auditors that have been elected for a period of four years may be re-elected for a period of three years.
§ 9 (10)	The word used in Swedish for Annual General Meeting will change but this does not affect the English translation.
§ 9, item 12	The reference is now to the new Companies Act "2005:551".
§ 12 (13)	The text should be as follows: "Notice of General Meeting shall be published in the Swedish Official Gazette (Post - och Inrikes Tidningar) as well as in Dagens Nyheter and Svenska Dagbladet."

§ 13 (14) The paragraph shall reflect that shareholders who wish to participate in a General Meeting must be recorded in the register of shareholders five weekdays prior to the meeting (and must notify the Company of their intention to attend no later than the day stipulated in the notice).

§ 14 A new paragraph with the following wording: "The Board of Directors may resolve that persons not being shareholders of the Company shall be entitled, on the conditions stipulated by the Board, to attend or in any other manner follow the discussions at a General Meeting."

§ 15 (15) The provisions regarding record day register should have the following wording: "The Company's shares shall be registered in a Record day Register in accordance with the Swedish Financial Instruments Accounts Act (1998:1479).

Item 16 - Proposals for a Resolution on Principles for Compensation and on other Terms of Employment for Management and on Long-term Incentive Program

The Board of Directors of Investor seeks to attain a compensation system for the President, the Management and other employees which is in line with market conditions and competitive and thereby interesting for the qualified circle of employees that Investor wants to attract and retain.

The Board of Directors proposes that the Meeting approve the principles for compensation and other terms and conditions for Management, as well as the long-term incentive program for 2006, as follows.

Item 16A - Principles for Compensation and Other Terms of Employment for Management

"Management" and "executives" refer to the President and the other members of the Management.

The Board of Directors' proposal, which is in line with previous compensation principles and is based on agreements already entered into between Investor and each executive, is as follows.

Investor shall offer a total compensation in line with market conditions which will enable the Company to recruit and retain executives. The compensation to the Management shall consist of basic salary, variable salary, long-term incentive programs, pensions and other compensation. Together, those elements constitute the total compensation of the individual. Basic salary, variable salary and long-term incentive programs together constitute the salary of the employee.

Basic salary (which for the President amounts to 6 million Swedish kronor per year) shall take into account the responsibilities and experience of the individual. Basic salary will be reviewed every other year.

For the President, the amount of the maximum turn-out of variable salary and the calculated value of the allocation of the long-term incentive program in 2006 is restricted to 100 percent of basic salary, whereof variable salary may not amount to more than 45 percent and the value of the long-term incentive program not more than 55 percent.

Variable salary is dependent upon the individual's capacity to meet the quantitative and qualitative goals. For the President, the variable salary can, as mentioned above, amount to 45 percent. Consequently, the variable salary for the President can vary between 0 and 2.7 million Swedish kronor, depending on whether the goals have been met. For the other members of the Management, variable salary varies correspondingly, depending on the position and the agreement and generally amounts to 50 – 65 percent (in exceptional cases 80 percent) of basic salary. For 2006 the outcome should only be related to the individual's fulfillment of the goals, whereby it becomes clearer that compensation is related to the work contributions and performance of the individual.

The long-term incentive program is dealt with under item 16B.

Pension benefits shall, as in previous years, partly consist of a defined benefit pension plan based on premiums on parts of salary up to 30 basic income amounts and partly of a defined contribution plan on parts of salary above 20 basic income amounts. The ratio of pension provisions to basic salary depends on the age of the executive. The age of retirement for the President and other executives shall be 60 years.

Non-monetary benefits shall be on market terms and shall contribute to facilitating the executive's discharge of his or her tasks.

The Company and executives may terminate the contract of employment at six months' notice and severance pay shall not exceed 24 months of basic salary.

16B - Long-term Incentive Program 2006

As concerns the long-term incentive program, it is the Board of Directors' ambition to create a structure where the employees are committed through a direct ownership of Investor shares and through a performance-related compensation based on the long-term development of Investor. Thereby one part of the compensation to the employees is related to the long-term development of Investor and the Investor share and the employee is exposed to share price increases and decreases.

In order to achieve this, Investor has, with the help of international expertise and in consultation with representatives for a number of Investor's shareholders,

prepared a new proposal for a long-term incentive program. In summary, the new program is built on a Stock Matching Plan under which the employees, for each Investor share in which they invest, receive two options and the right to purchase one share in accordance with the terms and conditions described under the Stock Matching Plan below. In addition, the President and some executives may participate in a Performance-Based Share Program which is described below. Under the program, opportunities are given to purchase more Investor shares in relation to the development of Investor over a three-year period as concerns growth of the Company's net asset value and total return. The value of the long-term incentive program is in line with the program from last year.

The proposals for Investor's Long-term Incentive Program for 2006 have the following components.

1. A **Stock Matching Plan** according to which all employees, for each Investor share which they acquire at market price during 2006, will receive two options ("Matching Options") and the right to purchase one Investor share ("Matching Share") after a three-year vesting period. The Matching Share can be acquired for 10 Swedish kronor during a four-year period after the vesting period. During the same period, each Matching Option entitles the holder to purchase one Investor share at an exercise price corresponding to 120 percent of the stock price of the Investor share during a given period of time following the Annual General Meeting in 2006.

   The President, the other executives and approximately 15 other senior employees within Investor ("Senior Management") are obligated to invest at least 5 percent of their basic salary in Investor shares according to the Stock Matching Plan. Other employees are not obligated to invest but have a right to invest so much that the value of the allotted Matching Options and Matching Shares amounts to 15 percent of basic salary of the employees concerned. The Senior Management has the right to invest so much that the value of the allotted Matching Options and Matching Shares amounts to between 10 and 20 percent of their respective basic salary for 2006.

   In order to participate fully in the Stock Matching Plan, the President has to invest slightly more than 1.1 million Swedish kronor (corresponding to approximately 20 percent of basic salary before taxes) in Investor shares. This is equivalent to the maximum quota of the basic salary of which the President has the right to invest under the Stock Matching Plan. If the President, through the investment mentioned above, participates fully in the Stock Matching Plan, the value of the right to receive a Matching Share and two Matching Options per acquired share under the Stock Matching Plan is 1.1 million Swedish kronor, i.e. 18.3 percent of basic salary.

2. According to the proposal, Senior Management, in addition to participating in the Stock Matching Plan, also participates in a **Performance Share Program.** Under the Performance Share Program, Senior Management, after a three-year vesting period, has the right during four years to acquire additional Investor shares ("Performance Shares") for 10 Swedish kronor per share. This is conditional upon the fact whether certain financial goals relating to the development of Investor's net asset value and the total return on the Investor shares are met during the vesting period. 2/3 of the turn-out is dependent upon the development of the net asset value and 1/3 is dependent upon the total return on Investor shares The final number of Performance Shares which can be received cannot exceed a set highest number (limit).

   The value of the opportunity to receive Performance Shares for the President amounts to 36.7 percent (2.2 million Swedish kronor) of his basic salary for 2006 and for other Senior Management between 20 and 40 percent of the respective manager's basic salary for 2006.

At the acquisition of the Matching Shares and Performance Shares, the employees are entitled to compensation for dividends paid during the vesting period and up to the acquisition. Such compensation will be made in the form of additional shares.

Accordingly, by allotment in 2006, the value of the Matching Shares, Matching Options and Performance Shares amounts to 3.3 million Swedish kronor (i.e. 55 percent of the fixed salary) for the President. The estimated maximum turn-out, provided that all the goals are met in full as regards the two relevant parameters, growth of the net asset value and the relative total return, amount to 6.4 million Swedish kronor if the stock price is unchanged. If the relevant objectives are not met, the estimated value for the President, provided that the stock price is unchanged, amounts to 1.1 million Swedish kronor.

Provided that a stock price of 135 Swedish kronor is adopted immediately after the 2006 Annual General Meeting, the highest number of shares which can be acquired by the employees as a result of the Matching Options will be 240,000. The highest number of Matching Shares that the employees can have the right to acquire altogether, including estimated compensation for dividends, amounts to 150,000.The highest number of Performance Shares that Senior Management can have the right to acquire altogether, including estimated compensation for dividends, amounts to 250,000.

The highest number of shares that can be acquired under the long-term incentive program is, in order to maintain the value given above, dependent upon the stock price for the Investor share over a given period of time following the 2006 Annual General Meeting.

In order to reduce the cost of the long-term incentive program, the board intends to hedge the program through total return swaps with third parties and/or,

subject to the shareholders' approval under item 17 on the agenda, repurchase of the Company's shares which can then be transferred to the employee under the Stock Matching Plan and Performance Share Program.

Item 17 - Purchase and transfer of own shares

The Board of Directors proposes that the Board is authorized, during the period until the next Annual General Meeting, to decide on (i) purchase of the Company's shares on Stockholmsbörsen and purchase in accordance with purchase offerings to shareholders, respectively, (ii) transfer of the Company's shares on Stockholmsbörsen, or in a manner other than on Stockholmsbörsen including the right to decide on waiver of the shareholders' preferential rights and that payment may be effected other than in cash. Repurchase may take place so that the Company's holding amounts to a maximum of 1/10 of all the shares in the Company.

The Board of Directors also proposes transfer of the Company's shares, in the maximum number of 700,000, to the employees in accordance with the long-term incentive program described in item 16B. The number of shares has been calculated with a certain margin for share price changes up to the measurement period after the 2006 Annual General Meeting.

The purpose of the proposed repurchase option is to give the Board of Directors wider freedom of action in the work with the Company's capital structure and, in accordance with what is described above, to give the Company the possibility to transfer shares to the employees and secure the associated costs under the long-term incentive program.

Item 18 - Sale of Shares in Novare Human Capital to Employees

The Board of Directors proposes that the employees of Novare Human Capital AB and its subsidiaries be offered the opportunity to acquire shares as follows:

The Board of Directors has decided that Investor AB shall transfer all shares in Novare Human Capital AB to a newly formed holding company wholly owned by Investor AB. On condition of the Annual General Meeting's approval, the intention is to transfer a total of 50 percent of the shares in this holding company to key persons in Novare Human Capital AB and its subsidiaries. The purchase price for the shares in Novare Human Capital AB on transfer to the holding company amounts to 34,000,000 Swedish kronor and has been set on the basis of an independent valuation performed by PriceWaterhouseCoopers. The purchase price of 50 percent of the shares in the holding company, on transfer to key persons, is based on this valuation. If Novare Human Capital AB's future turnover exceeds certain amounts, an additional purchase price shall also be paid by the holding company to Investor AB.

Other proposals for decision

Items 1, 12, 13 and 14 – Chairman of the Meeting, the number of Members of the Board of Directors, the compensation to the Board of Directors and the auditors and the election of the Chairman of the Board of Directors and other Members of the Board of Directors
Investor's Nomination Committee, consisting of Jacob Wallenberg (Chairman of the Board of Directors), Marcus Wallenberg (Knut and Alice Wallenberg Foundation), Lars Isacsson (EB Foundation), Caroline af Ugglas (Skandia Liv) and Peter Rudman (Nordea's mutual funds), jointly representing more than 52 percent of the voting rights for all the shares in the Company proposes the following:

- Jacob Wallenberg as Chairman of the Meeting.

- Ten Members of the Board of Directors and no Deputy Members of the Board of Directors.

- A total compensation to the Board of Directors of 6,937,500 Swedish kronor to be divided as follows: 1,875,000 Swedish kronor to the Chairman of the Board of Directors, 500,000 Swedish kronor to other Member of the Board of Directors not employed in the Company and a total of 1,062,500 Swedish kronor for work in the committees of the Board of Directors.

- Auditors' fees to be paid upon approval of their invoice.
  At the 2003 Annual General Meeting the registered auditing firms KPMG Bohlins AB, with Carl Lindgren as auditor in charge, and Ernst & Young AB with Jan Birgerson as auditor in charge, were elected as auditors for the period up to the end of the Annual General Meeting in 2007.

Composition of the Board of Directors

- Marcus Wallenberg resigned from the Board of Directors on September 1, 2005, when he left his position as President and CEO of Investor AB. The Member of the Board of Directors, Ulla Litzén, has declined re-election.

  The following persons are proposed for re-election as Members of the Board of Directors: Sune Carlsson, Sirkka Hämäläinen, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Björn Svedberg and Jacob Wallenberg.

  Election is proposed for Grace Reksten Skaugen, Peter Wallenberg Jr and Börje Ekholm.

  Grace Reksten Skaugen is Chairman of the Board of Directors of Entra Eiendom AS and Member of the Board of Directors of Atlas Copco AB, Berg-Hansen Holding AS, Opera Software ASA, Statoil ASA, Storebrand ASA and Tandberg ASA.

Peter Wallenberg Jr is Chairman of the Board of Directors of Marcus and Amalia Wallenberg Memorial Fund and W Capital Management AB, Vice Chairman of the Board of Directors of Knut and Alice Wallenberg Foundation and Kungliga Automobilklubben, and Member of the Board of Directors of Scania AB, SEB Kort AB, the Stockholm Chamber of Commerce and the Stockholm International Fairs. Peter Wallenberg Jr was until recently President and CEO of Grand Hôtel Holdings and is now the Chairman of the Board of Directors.

Börje Ekholm is President and CEO of Investor AB, Chairman of the Board of Directors of WM-data AB and Biotage AB, and Member of the Board of Directors of Chalmersinvest AB, Greenway Medical Technologies Inc. and Tessera Technologies Inc.

Jacob Wallenberg, Chairman of the Board of Directors, is proposed to be re-elected as Chairman of the Board of Directors.

Information about all persons proposed as members of the Board of Directors of Investor AB, and the Report on the Work of Investor AB's Nomination Committee, can be found on the Company's website, www.investorab.com.

Item 19 - Nomination Committee

The Knut and Alice Wallenberg Foundation, the EB Foundation, Nordea's mutual funds, Skandia Liv, the Marianne and Marcus Wallenberg Foundation and the Marcus and Amalia Wallenberg Memorial Fund, which shareholders jointly represent approximately 60 per cent of the votes for all shares in the Company, have notified the Company that they will propose that the Annual General Meeting in general resolves:

1. That the Company shall have a Nomination Committee consisting of one representative for each of the four shareholders controlling the largest number of votes and the Chairman of the Board of Directors. The names of the four shareholder representatives and the names of the shareholders they represent shall be published not later than six months prior to the Annual General Meeting in 2007.

2. That, if during the incumbency of the Nomination Committee, one or more shareholders who have been appointed members of the Nomination Committee cease to belong to the four shareholders controlling the largest number of votes, the composition of the Nomination Committee may be changed.

3. That the Nomination Committee shall present the following proposals for resolutions to the Annual General Meeting in 2007:
   (a) proposal for Chairman of the Meeting;
   (b) proposal for Members of the Board of Directors;

(c) proposal for Chairman of the Board of Directors;
(d) proposal for remuneration to the Members of the Board of Directors, distinguishing between the Chairman of the Board of Directors and other Members of the Board of Directors and remuneration for committee work;
(e) proposal for auditors; and
(f) proposal for remuneration to the Company's auditors.

Further information
The Board of Directors' complete proposal and related documents for the Meeting's resolution regarding item 15-19, changes to the Articles of Association, the principles for compensation and on other terms of employment, the long-term incentive program, purchase and transfer of own shares, the sale of shares in Novare Human Capital to employees and for Nomination Committee, will be available at the Company and on the Company's website as of February 21, 2006 and will, without charge, be sent to the shareholders that so request. The proposal regarding item 16, the principles for compensation and other terms of employment, and the long-term incentive program, will in addition without charge be sent to the shareholders that have given notice of their intention to attend the meeting.

Accounting documents and the Audit Report will be made available at the Company's premises and on the Company's website as of March 7, 2006 and will be sent free of charge to shareholders who request them.

For the convenience of non-Swedish speaking shareholders that are attending the Meeting, the proceedings of the Annual General Meeting will be simultaneously interpreted into English.

The President's address will be available on Investor's website, www.investorab.com, as of Wednesday, March 22, 2006.

Stockholm, February 2006

The Board of Directors